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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
                                 (RULE 14D-100)

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            THE TIMES MIRROR COMPANY
                            (Name of Subject Company)

                                 TRIBUNE COMPANY
                        (Name of Filing Person - Offeror)

                 Series A Common Stock, Par Value $1 Per Share;
                 Series C Common Stock, Par Value $1 Per Share
                         (Title of Class of Securities)

                            887364 10 7; 887364 30 5
                      (Cusip Number of Class of Securities)
                           --------------------------
                              Crane H. Kenney, Esq.
                  Vice President, General Counsel and Secretary
                                 Tribune Company
                            435 North Michigan Avenue
                             Chicago, Illinois 60611
                            Telephone: (312) 222-9100
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                           --------------------------
                                    Copy to:
                            Steven A. Rosenblum, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000
                           ---------------------------
                            CALCULATION OF FILING FEE
               TRANSACTION VALUATION        AMOUNT OF FILING FEE
               ---------------------        --------------------
                   $2,660,000,000*                 $532,000

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of 28 million shares of the outstanding Series A Common Stock, par value $1 per share, and Series C Common Stock, par value $1 per share (collectively, the "Shares"), at a price per Share of $95 in cash. Such number of Shares represents approximately 48% of the Shares deemed outstanding for financial reporting purposes as of March 13, 2000.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $532,000                Filing Party:   Tribune Company
Form or Registration No.:  Schedule TO           Date Filed:  March 21, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                Page 1 of 5 Pages

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
            This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed by Tribune Company, a Delaware corporation ("Tribune") on March 21, 2000. The Schedule TO relates to the offer by Tribune to purchase up to a total of 28 million shares of the outstanding Series A Common Stock, par value $1 per share and Series C Common Stock, par value $1 per share (collectively, the "Shares"), of The Times Mirror Company, a Delaware corporation ("Times Mirror"), at a purchase price of $95 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2).

ITEMS 1 THROUGH 9, 11 AND 12

            Items 1 through 9, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

            (1) The fourth paragraph of Section 1 on page 3 of the Offer to Purchase is amended and restated to read in its entirety as follows:

                  "Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, we also reserve the right, in our sole discretion, at any time or from time to time on or prior to the Expiration Date, to: (a) delay purchase of or, regardless of whether we previously purchased any Shares, payment for any Shares pending receipt of any regulatory or governmental approvals specified in Section 15; (b) terminate the Offer (whether or not any Shares have previously been purchased) if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14; and (c) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof. All conditions, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived on or prior to the Expiration Date. We acknowledge (i) that Rule 14e-1(c) under the Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) that we may not delay purchase of, or payment for (except as provided in clause (a) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open."

            (2) The sixth paragraph of Section 8 on page 14 of the Offer to Purchase (immediately prior to the chart entitled "2000-2002 Business Plan") is amended and restated to read in its entirety as follows:

                  "The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond Times Mirror's or Tribune's control, and does not take into account any changes in Times Mirror's operations or capital structure which may result from the Offer and the Merger. Among other factors, the projected financial information assumes: revenue growth of 6% in 2000, 5% in 2001 and 6% in 2002; operating margin of 16.7% in 2000, 17.5% in 2001 and 18% in 2002;
                  expense growth of 4.7% in 2000, 4.2% in 2001 and 4.9% in 2002;
                  cost of funds of 7.5% in 2000, 7.6% in 2001 and 7.8% in 2002;
                  a tax rate of 43% in 2000, 43% in 2001 and 43% in 2002; and
                  capital expenditures of $180 million in 2000, $125 million in 2001 and $125 million in 2002. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that Times Mirror or any other person who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. Neither Tribune nor its representatives assumes any responsibility for the validity, reasonableness,

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
                  accuracy or completeness of the projected financial information, and Times Mirror has made no representations to Tribune regarding such information."

            (3) The seventh paragraph of Section 8 on page 14 of the Offer to Purchase (immediately following the chart entitled "2000-2002 Business Plan") is amended and restated to read in its entirety as follows:

                  "Cautionary Statement Concerning Forward-Looking Statements. Certain matters discussed herein, including without limitation, the Plan Projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this Offer to Purchase for the limited purpose of giving stockholders access to projections by Times Mirror's management that were made available to Tribune. The foregoing Plan Projections were based on assumptions concerning Times Mirror's operations and business prospects in 2000 through 2002, including the assumption that Times Mirror would continue to operate under the same ownership structure as then existed. The Plan Projections were also based on other revenue, expense and operating assumptions. Certain of these assumptions are set forth in the immediately preceding paragraph. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Times Mirror's control. Such uncertainties and contingencies include, but are not limited to, changes in the economic conditions in which Times Mirror operates; greater than anticipated competition or price pressures; new product offerings; better or worse than expected customer growth resulting in the need to expand operations and make capital investments; and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Plan Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Offer to Purchase only because such information was made available to Tribune by Times Mirror. Neither Tribune's nor Times Mirror's independent accountants have examined, compiled or applied any agreed upon procedures to this information, and, accordingly, do not express an opinion or any form of assurance with respect thereto and assume no responsibility for this information. Neither Tribune nor its representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information, and Times Mirror has made no representations to Tribune regarding such information. Neither Tribune nor Times Mirror intends to provide any updated information with respect to any forward-looking statements."

            (4) Section 12 on page 42 of the Offer to Purchase ("Source and Amount of Funds") is amended and restated to read in its entirety as follows:

                  "Tribune estimates that the total amount of funds required to purchase 28 million Shares pursuant to the Offer and to pay related fees and expenses will be approximately $2.75 billion. Tribune intends to fund the purchase of Shares pursuant to the Offer from a combination of cash on hand and cash generated from the sale of commercial paper. Tribune is confident of these financing sources, and although it has a committed bank credit facility totaling $2.7 billion it does not expect to resort to such facility in connection with the Offer."

            (5) The lead-in paragraph of Section 14 on page 42 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

                  "Conditions To The Offer. Notwithstanding any other provision of the Offer, Tribune will not be required to accept for payment or, subject to any applicable

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                  rules and regulations of the SEC, including Rule 14e-1(c)
                  promulgated under the Exchange Act, pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer as to any Shares not then paid for if (a) the Minimum Condition has not been satisfied or (b) any applicable waiting period (and any extension thereof) under the HSR Act has not expired or been terminated prior to the expiration of the Offer or (c) at any time after the date of the Merger Agreement and on or prior to the Expiration Date, any of the following events occur and are continuing or any of the following conditions exists:"

            (6) The third-to-last paragraph of Section 14 on page 44 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows;

                  "The conditions described above are for the sole benefit of Tribune and may be waived by Tribune, in whole or in part, at any time and from time to time on or prior to the Expiration Date, in the sole discretion of Tribune. The failure by Tribune at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time on or prior to the Expiration Date. All conditions, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived on or prior to the Expiration Date."

            (7) The subsection entitled "Antitrust" of Section 15 of the Offer to Purchase is hereby amended and supplemented with the following information:

                  We filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on March 27, 2000. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on April 11, 2000, unless earlier terminated by the FTC or the Antitrust Division or we receive a request for additional information or documentary material prior to that time. The required waiting period with respect to the Merger will expire at 11:59 p.m., New York City time, on April 26, 2000, unless earlier terminated by the FTC or the Antitrust Division or we receive a request for additional information or documentary material prior to that time.

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                                    SIGNATURE
                                    ---------

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2000

                                    TRIBUNE COMPANY



                                    By /s/    CRANE H. KENNEY
                                      ------------------------------

                                       Name:  Crane H. Kenney
                                       Title: Vice President, General Counsel
                                               and Secretary



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